Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE REPORTS WALL MOVEMENT AT BARNAT OPEN PIT AT CANADIAN MALARTIC

Toronto (July 2, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) reports that a rock mass movement occurred on July 1, 2026, along the north wall of the Barnat open pit at the Canadian Malartic complex in Quebec, Canada. There were no injuries, equipment damage or environmental impact as a result of the event. As a precautionary measure, the Company has temporarily suspended mining operations in the Barnat open pit.

The rock mass movement occurred within an area that had been previously identified as having weaker geological structures within the north wall at Barnat and was subject to enhanced geotechnical monitoring in accordance with established mine planning and safety protocols, including safety exclusion zones.

The Company’s technical teams are conducting a detailed geotechnical assessment to confirm the stability of the affected area and determine the appropriate path forward. Planning activities are underway to support the safe and orderly resumption of operations in the Barnat pit. Safety remains the Company’s highest priority.

During the suspension of in-pit mining operations, the Canadian Malartic processing plant will be supplied with low-grade ore from existing stockpiles in place of planned Barnat ore feed. This approach is expected to help mitigate the near-term impact on production.

Production in the second quarter of 2026 was not affected and the Company expects production for the second quarter of approximately 845,000 ounces of gold, slightly ahead of plan. However, based on currently available information, the Company expects the rock mass movement to reduce production in the second half of 2026 at Canadian Malartic by approximately 60,000 to 80,000 ounces of gold. Accordingly, the Company expects full year 2026 production to be near the lower end of its previously disclosed guidance range of 3.3 million to 3.5 million ounces of gold.

The Barnat open pit was expected to be mined out by early 2029. While the Company’s geotechnical assessment remains ongoing, the event is currently expected to result in reduced production in both 2027 and 2028 of up to approximately 150,000 ounces of gold per year. The Company is continuing to evaluate opportunities to mitigate this potential impact to its production outlook.

Importantly, the Company believes that the rock mass movement will not affect the development or production outlook for the Odyssey mine and does not change the pathway to achieving annual production of 1 million ounces of gold from the Canadian Malartic complex in the early 2030s.

The Company will continue to advance its geotechnical assessment and refine the timing for a safe restart of mining operations at the Barnat open pit. Further updates to production and cost guidance will be provided with the Company’s second quarter 2026 results, scheduled for release after market close on July 29, 2026.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. Agnico Eagle is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "could", "estimate", "expect", "guide", “may”, “pathway”, "plan", "potential", "schedule", "will", and similar expressions are intended to identify forward-looking statements.

Forward-looking statements in this news release include, without limitation, statements relating to the Company's forward-looking guidance, including gold production for 2026, 2027 and 2028; life of mine estimates; the use of low-grade stock piles at the Canadian Malartic processing facility; the potential to mitigate the impact production impacts from the rock mass movement; the target to achieve annual production of 1 million ounces of gold from the Canadian Malartic complex in the early 2030s; the expected impact of the rock mass movement on the development and production outlook of the Odyssey mine; the expected environmental impact of the rock mass movement; and the potential to restart mining operations at the Barnat pit. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis for the year ended December 31, 2025 (the "2025 MD&A") and the Company's Annual Information Form (the "AIF") for the year ended December 31, 2025 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2025 (the "Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and 2025 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

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